SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Commission File Number 1-14640-01

For the month of March, 2007

UNIBANCO HOLDINGS S.A.
(Exact name of registrant as specified in its charter)

Unibanco Holdings S.A.
(Translation of Registrant's name into English)

Av. Eusébio Matoso, 891
05423-901 São Paulo - SP, Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.

Yes _______ No ___X____

UNIBANCO HOLDINGS S.A.

CORPORATE TAXPAYERS ENROLLMENT (“CNPJ”) N. 00.022.034/0001 -87

NIRE 35.300.140.443

PUBLICLY-HELD COMPANY

SUMMARY MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS OF UNIBANCO HOLDINGS S.A. HELD ON MARCH 21, 2007.

PLACE:	Av. Eusébio Matoso, N. 891, 22nd floor, in the city of São Paulo, State of São Paulo, at 5:30 p.m.

CHAIRMAN:	Israel Vainboim

QUORUM:	Totality of the elected members

DELIBERATIONS UNANIMOUSLY APPROVED:

1. Elected for the Board of Officers, with term of office up to the investidure of the Officers to be elected by the Board of Directors in the meeting to be held up to April 30, 2008, as President Officer – PEDRO MOREIRA SALLES, Brazilian citizen, married, banker, domiciled in the city of São Paulo, State of São Paulo, at Av. Eusébio Matoso, 891, 4th floor, bearer of Identity Card RG N. 19,979,952-SSP-SP and enrolled with the Individuals Taxpayers Enrollment (“CPF”) under N. 551,222,567-72.

2. Reelected for the Board of Officers, with term of office up to the investidure of the Officers to be elected by the Board of Directors in the meeting to be held up to April 30, 2008: 1. Officers – 1.1. GERALDO TRAVAGLIA FILHO, Brazilian citizen, married, businessman, domiciled in the city of São Paulo, State of São Paulo, at Avenida Eusébio Matoso, n.° 891, 4th floor, bearer of the Identity Card RG N. 3.166.619/SSP -SP and enrolled with the Individuals Taxpayers Enrollment (“CPF”) under N. 573.620.338 -34; 1.2. JOSE LUCAS FERREIRA DE MELO, Brazilian citizen, married, accountant, domiciled in the city of São Paulo, State of São Paulo, at Avenida Eusébio Matoso, n.° 891, 3rd floor, bearer of the Identity Card RG N. 403.933/SSP -DF and enrolled with the Individuals Taxpayers Enrollment (“CPF”) under N. 117.307.901 -78; and 1.3. MARCELO LUIS ORTICELLI, Brazilian citizem, married, businessman, domiciled in the city of São Paulo, State of São Paulo, at Avenida Eusébio Matoso, n.° 891, 12th floor, bearer of the Identity Card RG N. 12.993.534 -SSP/SP and enrolled with the Individuals Taxpayers Enrollment (“CPF”) under N. 040.509.508 -20.

2

3. Appointed as Chairman of this Board of Directors Mr. ISRAEL VAINBOIM, and as Vice-Chairman Mr. PEDRO MOREIRA SALLES.

4. Pursuant to the rules enacted by the Governmental bodies in charge of the inspection and regulation to which the Company is subject, and in the form of subitem “h” of Article 16 of the By-Laws of the Company, this Board has decided to appoint as Company’s Executive Officer in charge of the Investors Relations Mr. GERALDO TRAVAGLIA FILHO, and Mr. JOSÉ LUCAS FERREIRA DE MELO as its substitute.

5. Audit Committee

Whereas:

(i) this Board decided, on August 26th, 2005, to establish an Audit Committee in the scope of the Board of Directors, in compliance with the rules that the Company is subject to in reason of having its securities listed in United States Stock Market;

(ii) at that moment it was decided that the Audit Committee would be composed by a sole member, being Mr. Gabriel Jorge Ferreira, by that time member of the Board of Directors of the Company, appointed for that position;

(iii) by the North-American rules applicable to the Audit Committee, it is necessary that its member be necessarily a member of the Board of Directors; and

(iv) Mr. Gabriel Jorge Ferreira is no longer a member of the Board of Directors of the Company;

It is appointed Mr. ISRAEL VAINBOIM to substitute him, being recognized by this Board the excellent job developed by Mr. Gabriel Jorge Ferreira during the period on which he was member of the Audit Committee.

São Paulo, March 21st, 2007. Authorized signatures: Israel Vainboim, Pedro Moreira Salles and Guilherme Affonso Ferreira. This minute is an exact copy of the original transcribed in the proper Corporate Book.

March 21st, 2007.

_______________________________________________	_______________________________________________

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March 26, 2007

UNIBANCO HOLDINGS S.A.

By:	/S/ Geraldo Travaglia Filho
Geraldo Travaglia Filho Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements.These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.